EXHIBIT 16(a)(5)(i)

LETTER TO SHAREHOLDERS FROM R. RONALD SWANNER, PRESIDENT AND CHIEF EXECUTIVE

OFFICER (See attached)

10

                    , 2007

Dear Fellow Shareholders:

You are cordially invited to attend a special meeting of the stockholders of South Street Financial Corp. on March     , 2007 at 10:00 a.m., Eastern Time. The meeting will be held at our main office at 155 West South Street, Albemarle, North Carolina.

This special meeting is being held in order to request our stockholders approve two amendments to our Articles of Incorporation. The first will authorize a new class of Series A Preferred Stock. The second will result in a conversion of all shares of common stock held by record shareholders owning less than 750 shares of common stock on March     , 2007 on a one share of common stock for a one share of preferred stock basis. If our stockholders approve these proposals, the number of South Street common stockholders will be reduced so that the Company will be eligible to deregister as a reporting company under the Securities and Exchange Act of 1934.

As you know, in 2002 after a series of corporate scandals such as Enron and Worldcom, Congress enacted legislation known as the “Sarbanes-Oxley Act.” Portions of the Sarbanes-Oxley Act will require additional external auditor review, need for additional employees and a substantially increased amount of time and documentation related to South Street’s internal controls structure. As a bank holding company and a subsidiary bank, South Street is already highly regulated and frequently examined by federal and bank regulatory authorities. As a result, we believe that the additional safeguards afforded by the Sarbanes-Oxley Act are not as applicable to a corporation subject to the consistent regulatory review in our industry. However, the potential cost of complying with Sarbanes-Oxley could have a significant impact on the annual earnings of the Company.

After reviewing the positive and negative benefits for remaining a public company and considering the associated costs, the Board of Directors and management of South Street have determined that it is in the best interests of the Company and the shareholders to deregister its common stock with the SEC. The Board’s considerations in making this decision are more fully explained in the enclosed proxy statement.

While going through this process, our Board of Directors attempted to structure a transaction which would be the most beneficial (and least objectionable) to all of our stockholders. We have gone to great lengths to structure such a transaction because we truly value all of our relationships with our stockholders. However, if we are to qualify to deregister as an SEC reporting company and avoid the associated costs with being a reporting company, we are required to change the stock ownership status of some of our stockholders.

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As a result, we are proposing to amend our Articles of Incorporation to authorize the new class of Series A Preferred Stock and convert those shares of common stock currently held by stockholders owning less than 750 shares of common stock to the new class of Series A Preferred Stock. The characteristics of the Series A Preferred Stock are set forth in the proposed Amendment to Articles of Incorporation on Appendix A to the proxy statement and discussed in the proxy statement. One characteristic of the Series A Preferred stock is that the new preferred stockholders will be entitled to sell their shares to the Company at a “put price” of $10.00 per share for a period of 30 days following the effective date of the conversion. As a result, those shareholders owning less than 750 shares on the record date who are converted to owning Series A Preferred Stock will have the option of either (i) retaining the Series A Preferred Stock and remaining a non-voting shareholder of the Company or (ii) exchanging their Series A Preferred Stock at a put price which is slightly above the current market price.

As a result of the proposed transaction, the number of record common shareholders will be reduced below 300, and the Company will be eligible to deregister its common stock with the SEC and cease being subject to the reporting requirements of the Securities and Exchange Act of 1934.

In order to complete these transactions, an affirmative vote of at least a majority of the shares of South Street common stock entitled to vote at the special meeting is needed with respect to both proposed amendments. It is anticipated that, if approved, the conversion will become effective on or before March     , 2007. We urge you to read the enclosed proxy statement carefully and in its entirety. It contains important information about the details of and reasons for the proposed transaction. Your Board of Directors believes this transaction is in the best interest of South Street and its shareholders and unanimously recommends that you vote “FOR” each proposal.

Whether or not you plan to attend the meeting, please take time to vote by completing and mailing the enclosed proxy card. If you do not, it will have the same effect as voting against the proposals. Your vote is very important.

Our Board of Directors, officers and entire banking staff are fully committed to increasing shareholder value and remaining a strong independent banking presence in our community. We deeply appreciate your continued loyalty and support, and we look forward to seeing you on March     , 2007 at 10:00 a.m. If you have any questions or concerns, please feel free to contact us at 704-982-9184.

Sincerely yours,

R. Ronald Swanner,
Chairman, President and Chief Executive Officer

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